Exhibit 99.1

PRESS RELEASE

For Immediate Release

MGM GROWTH PROPERTIES LLC ANNOUNCES PROPOSAL TO COMBINE WITH

VICI PROPERTIES INC.

All-Stock Transaction Represents a Superior Path to Value Creation for VICI Shareholders

Las Vegas, Nevada, January 16, 2018 – MGM Growth Properties LLC (NYSE: MGP) (the “Company” or “MGP”) today announced that it sent a letter to the Chief Executive Officer and the Chairman of the Board of Directors of VICI Properties Inc. (“VICI”) proposing to acquire 100% of VICI’s outstanding common stock for $19.50 per share, and to date, VICI has elected not to engage in meaningful discussions. MGP believes that a proposed combination is extremely attractive strategically and financially for both VICI and MGP. MGP is making its proposal public in an effort to engage and move forward quickly to consummate a transaction.

Under the terms of the proposal, the consideration would be in the form of MGP shares, with the exchange ratio fixed at signing of a definitive agreement. If desired by VICI shareholders, MGP would be willing to offer a portion of the consideration in the form of cash. Upon completion of the proposed transaction, VICI shareholders would own approximately 43% of the combined company assuming an all-stock transaction and based on MGP’s current share price. MGM Growth Properties has substantial financial resources to complete the transaction and its offer is not contingent on any financing condition. Any transaction would be subject to regulatory and shareholder approvals and other customary closing conditions.

MGM Growth Properties believes that a combination with VICI would be accretive to AFFO and represents a compelling opportunity to create significant value for both companies’ respective shareholders. The combination of the Company and VICI would create the largest triple-net lease REIT and a Top 15 public REIT in the RMZ by enterprise value. The combined company will have a leading portfolio of premier large scale destination leisure, entertainment and hospitality assets with even greater geographic, asset and tenant diversity. The combination would also establish a larger combined company with greater efficiencies and an enhanced financial profile that in our view will provide a better path toward maximizing the value of future growth opportunities.

In addition, the ownership in the combined company would enable VICI shareholders to participate meaningfully in the benefits of the transaction, including synergies, a potential trading multiple expansion, more efficient cost of capital and additional liquidity in a significantly larger company. Furthermore, MGM Growth Properties strongly believes that its proposal provides VICI shareholders with clear value without the execution risk associated with VICI’s proposed public offering, particularly given the fees, discounts, dilution, lock-ups, risks and uncertainties associated with such an offering.

The Company has posted a presentation for investors on the Events & Presentations section of its website, which can be accessed at www.mgmgrowthproperties.com/events-and-presentations.

PRESS RELEASE

For Immediate Release

The full text of MGM Growth Properties’ January 5, 2018 letter to VICI is below.

January 5, 2018

Mr. James R. Abrahamson

Chairman of the Board

Mr. Edward B. Pitoniak

Chief Executive Officer

VICI Properties Inc.

8329 West Sunset Road

Suite 210

Las Vegas, NV 89113

Dear Jim and Ed:

We appreciate the open conversation between Ed and James on December 20, 2017 and earlier this week regarding a potential transaction between VICI Properties Inc. (“VICI”) and MGM Growth Properties LLC (“MGP”). As we had highlighted in the December conversation, we continue to believe that a combination of our two companies has a compelling strategic rationale and represents an extraordinary opportunity to create significant value for our respective shareholders. While we would have hoped to have made further progress over the past two weeks given your potential IPO timing, we continue to stand ready to engage now and move forward quickly with your cooperation.

The combination of VICI and MGP would create one of the largest triple net lease REITs, with an unmatched portfolio of high quality leisure, entertainment and hospitality assets. A combination would also create a larger and better capitalized company with greater scale and an enhanced financial profile to support additional opportunities to create value for our respective shareholders. We are confident that your shareholders will enthusiastically embrace the attractive financial benefits and compelling strategic logic of the combination.

To enable the VICI Board to properly evaluate a potential transaction, we have summarized in this letter the key terms of our proposal:

Purchase Price & Consideration

We are proposing a 100% stock acquisition of all of the outstanding common stock of VICI at a price of $19.50 per share, which would be based on a fixed exchange ratio1 of MGP shares for each outstanding VICI share at the time of the signing of a definitive transaction. We believe this represents a meaningful premium to the potential value your current shareholders would receive in the event of an IPO, especially after considering the fees, discounts, dilution, risks and uncertainties associated with such an offering. If desired by your shareholders, MGP would be willing to offer a portion of the consideration in the form of cash.

Upon completion of the proposed transaction, VICI shareholders would own approximately 43% of the combined company based on MGP’s current share price. This transaction and future ownership in the combined company will enable your shareholders to participate meaningfully in the benefits of the transaction, including synergies, a potential trading multiple increase, more efficient cost of capital and additional liquidity in a significantly larger company.

[1]	We anticipate using a 20-day volume weighted average price for MGP shares to compute the fixed exchange ratio.

PRESS RELEASE

For Immediate Release

Next Steps

We have completed a thorough review of publicly available information relating to VICI and are prepared to complete confirmatory diligence on an accelerated basis. We are working with third party financial and legal advisors and will move expeditiously to negotiate definitive documentation in parallel with our diligence review, which we expect can be completed within two weeks assuming your prompt engagement and cooperation.

MGP has substantial financial resources at our disposal to complete the transaction and our offer is not contingent on accessing any third-party sources of capital. Additionally, MGP is a preeminent REIT engaged in owning high-quality leisure, entertainment and hospitality assets, licensed in numerous jurisdictions across the country, and we are confident in our ability to receive any required regulatory approvals without undue delay.

This letter does not create any legally binding or enforceable obligations. No such obligation would be imposed unless and until a definitive agreement is executed.

We believe your Board will agree that this combination is compelling for your shareholders and we look forward to working with you to negotiate a mutually agreeable transaction. In that regard, we would appreciate a response from your Board as soon as possible, and no later than Monday, January 8 at 5pm ET. Should you have any questions, please feel free to contact James directly at XXX-XXX-XXXX.

Very truly yours,

James J. Murren

Chairman of the Board

MGM Growth Properties LLC

James C. Stewart

Chief Executive Officer

MGM Growth Properties LLC

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About MGM Growth Properties

MGM Growth Properties LLC (NYSE:MGP) is one of the leading publicly traded real estate investment trusts engaged in the acquisition, ownership and leasing of large-scale destination entertainment and leisure resorts, whose diverse amenities include casino gaming, hotel, convention, dining, entertainment and retail offerings. MGP currently owns a portfolio of properties acquired from MGM Resorts, consisting of eleven premier destination resorts in Las Vegas and elsewhere across the United States and one dining and entertainment complex which opened in April 2016. As of December 31, 2016, these properties collectively comprise 27,541 hotel rooms, over 2.65 million convention square footage, over 100 retail outlets, over 200 food and beverage outlets and over 20 entertainment venues. As a growth-oriented public real estate entity, MGP expects its relationship with MGM Resorts and other entertainment providers to attractively position MGP for the acquisition of additional properties across the entertainment, hospitality and leisure industries that MGM Resorts or other entertainment providers may develop in the future. For more information about MGP, visit the Company’s website at http://www.mgmgrowthproperties.com.

PRESS RELEASE

For Immediate Release

Forward-Looking Statements

Statements in this release that are not historical facts are “forward-looking” statements and “safe harbor statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and/or uncertainties, including those described in the Company’s public filings with the Securities and Exchange Commission (“SEC”). MGP has based forward-looking statements on management’s current expectations and assumptions and not on historical facts. Examples of these statements include, but are not limited to, the ultimate outcome of discussions regarding any potential transaction between MGP and VICI. These forward-looking statements involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated in such forward-looking statements include risks related to MGP’s ability to receive, or delays in obtaining, any regulatory approvals required to own its properties, or other delays or impediments to completing MGP’s planned acquisitions or projects, including the proposed transaction with VICI or any acquisitions of properties from MGM Resorts; the ultimate timing and outcome of any planned acquisitions or projects; the possibilities that MGP will not pursue a transaction with VICI or that VICI will not engage in negotiations with respect to a transaction with MGP; if a transaction between MGP and VICI were to occur, the ultimate outcome and results of integrating the assets that would be acquired by MGP in such a transaction and the effects of the transaction between MGP and VICI, including effects on MGP’s financial condition, operating results, strategy and plans following the transaction; MGP’s ability to maintain its status as a REIT; the availability of and the ability to identify suitable and attractive acquisition and development opportunities and the ability to acquire and lease those properties on favorable terms; MGP’s ability to access capital through debt and equity markets in amounts and at rates and costs acceptable to MGP; changes in the U.S. tax law and other state, federal or local laws, whether or not specific to REITs or to the gaming or lodging industries; and other factors described in MGP’s periodic reports filed with the Securities and Exchange Commission. In providing forward-looking statements, MGP is not undertaking any duty or obligation to update these statements publicly as a result of new information, future events or otherwise, except as required by law. If MGP updates one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those other forward-looking statements.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which the Company has made for an acquisition of VICI. In furtherance of the acquisition proposal and subject to future developments, the Company may file a registration statement with the SEC. Investors and security holders are urged to read the registration statement and other documents filed by the Company with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by the Company through the website maintained by the SEC at http://www.sec.gov. These documents (when they are available) can also be obtained free of charge by directing a written request to MGM Growth Properties LLC, 1980 Festival Plaza Drive, Suite #750, Las Vegas, NV 89135, Attention: Investor Relations, or by calling (702) 669-1470.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

SOURCE MGM Growth Properties LLC

PRESS RELEASE

For Immediate Release

MGM GROWTH PROPERTIES LLC CONTACTS:

Investment Community

ANDY H. CHIEN

Chief Financial Officer

MGM Growth Properties LLC

(702) 669-1470

Media Relations

Dan Katcher / Meaghan Repko / Nick Lamplough

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449

News Media

(702) 669-1480 or media@mgpreit.com